UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

FREYR Battery
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

L4135L 100
(CUSIP Number)

Daniel Barcelo
PO Box 500, 71 Fort Street Grand Cayman KY1-1106 Cayman Islands
+1 345 949 4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2021
(Date of Event which Requires Filing of this Statement)

With Copy to:

Danny Tricot, Esq.

Denis Klimentchenko, Esq.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

London E14 5DS

United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. L4135L 100	Schedule 13D	Page 2 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Alussa Energy Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,187,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 7,187,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See footnote (1).
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.17% of ordinary shares*
14	TYPE OF REPORTING PERSON CO

*

Based on 116,440,191 ordinary shares outstanding as of July 19, 2021, which is calculated based on 116,440,191 shares of Common Stock outstanding as of July 9, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 13, 2021.

(1)	Excludes 9,750,000 ordinary shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. L4135L 100	Schedule 13D	Page 3 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Daniel Barcelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,187,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 7,187,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See footnote (1).
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.17% of ordinary shares*
14	TYPE OF REPORTING PERSON IN

*

Based on 116,440,191 ordinary shares outstanding as of July 19, 2021, which is calculated based on 116,440,191 shares of Common Stock outstanding as of July 9, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 13, 2021.

(1)	Excludes 9,750,000 ordinary shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. L4135L 100	Schedule 13D	Page 4 of 11 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is ordinary shares of FREYR Battery (the “Shares”), a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, with registered office at 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 251199 (the “Issuer”).

Item 2. Identity and Background.

This Statement is being filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Alussa Energy Sponsor LLC, a Delaware limited liability company (the “Sponsor”); and

(ii)	Daniel Barcelo, a citizen of the United States of America.

The Sponsor has its registered office at 251 Little Falls Drive, Wilmington, Delaware 19808. The principal business of the Sponsor is to function as the sponsor of Alussa Energy Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Alussa”). Current information concerning the identity and background of the directors and officers of the Sponsor is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Daniel Barcelo is a citizen of the United States of America. His business address is c/o Alussa Energy Acquisition Corp., PO Box 500, 71 Fort Street, Grand Cayman KY1-1106, Cayman Islands. Mr. Barcelo, the former Chief Executive Officer and President of Alussa prior to the consummation of the Business Combination (as defined herein), is the managing member of the Sponsor.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with Alussa’s initial public offering (which was consummated on November 25, 2019), an aggregate of 5,750,000 Class B ordinary shares of Alussa were issued to the Sponsor for an aggregate purchase price of $25,000 on June 14, 2019 (the “Founder Shares”). In October 2019, Alussa declared a share dividend satisfied by way of issuance of 0.125 of a share for each ordinary share in issue and on November 25, 2019, Alussa declared a share dividend satisfied by way of issuance of 0.111111 of a share for each ordinary share in issue, resulting in an aggregate of 7,187,500 Founder Shares being held by the Sponsor.

As described in Item 4, pursuant to the Business Combination Agreement (as defined herein), each issued and outstanding Class B ordinary share of Alussa was exchanged for the right of the holder thereof to receive one Share upon the consummation of the Business Combination.

CUSIP No. L4135L 100	Schedule 13D	Page 5 of 11 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis.

Business Combination Agreement

On January 29, 2021, Alussa entered into a Business Combination Agreement (the “Business Combination Agreement”) with the Issuer, the Sponsor (in its capacity as the representative for the Alussa shareholders in accordance with the terms and conditions of the Business Combination Agreement (the “Purchaser Representative”)), FREYR AS, a company organized under the laws of Norway (“FREYR”), Norway Sub 1 AS, a private limited liability company under the laws of Norway (“Norway Merger Sub 1”), Norway Sub 2 AS, a private limited liability company under the laws of Norway (“Norway Merger Sub 2” and together with Norway Merger Sub 1, the “Norway Merger Subs”), Adama Charlie Sub, a Cayman Islands exempted company (“Cayman Merger Sub”), certain shareholders of FREYR named in the Business Combination Agreement (the “Major Shareholders”), and ATS AS, in its capacity as the representative for the Major Shareholders in accordance with the terms and conditions of the Business Combination Agreement (the “Shareholder Representative”). Capitalized terms used in this section not otherwise defined in this Schedule 13D shall have the meanings ascribed to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, (a) FREYR’s wind farm business was transferred to Sjonfjellet Vindpark Holding AS (“SVPH”), a private limited liability company incorporated by way of a Norwegian demerger (the “Norway Demerger”), resulting in such business becoming held by FREYR’s shareholders through SVPH, (b) Alussa merged with and into Cayman Merger Sub, with Alussa continuing as the surviving entity and a wholly owned subsidiary of the Issuer (the “Cayman Merger” and the “First Closing”, respectively), (c) following the First Closing, Alussa distributed all of its interests in Norway Merger Sub 1 to the Issuer, (d) FREYR merged with and into Norway Merger Sub 2, with Norway Merger Sub 2 continuing as the surviving entity (the “Norway Merger”), (e) the Issuer acquired all preferred shares of Norway Merger Sub 1 (which were issued in exchange for the FREYR convertible preferred shares as a part of the Norway Merger) from certain former holders of FREYR preferred shares in exchange for a number of newly issued shares of the Issuer and (f) Norway Merger Sub 1 merged with and into the Issuer, with the Issuer continuing as the surviving entity (the “Cross-Border Merger”) (the events in (d), (e) and (f), the “Second Closing”) (the transactions contemplated by the Business Combination Agreement collectively, the “Business Combination”).

On February 16, 2021, FREYR’s shareholders adopted the Business Combination Agreement and approved the Business Combination. On June 30, 2021, Alussa’s shareholders adopted the Business Combination Agreement and approved the Business Combination. On July 7, 2021, Alussa, the Issuer, the Sponsor and the other parties to the Business Combination Agreement effected the First Closing. On July 9, 2021, Alussa, the Issuer, the Sponsor and the other parties to the Business Combination Agreement effected the Second Closing (the “Second Closing Date”).

In accordance with the terms and subject to the conditions of the Business Combination Agreement, upon consummation of the Norway Merger and Cross-Border Merger:

●	Each issued and outstanding unit of Alussa (an “Alussa Unit”) immediately prior to the effective time of the Cayman Merger (the “Cayman Effective Time”) was separated into its component parts (one Alussa Class A ordinary share and one-half of one public warrant of Alussa);

●	Each issued and outstanding Class A ordinary share and Class B ordinary share of Alussa (each an “Alussa Ordinary Share”) immediately prior to the Cayman Effective Time was exchanged for the right of the holder thereof to receive one Share or, in the case of dissenting shareholders who properly and validly exercised (and did not waive, withdraw, lose or failed to perfect) their statutory dissenter rights with respect to the Cayman Merger under the Companies Act (2021 Revision), as amended, of the Cayman Islands (“Cayman Companies Act”), if any, the right to receive the fair value of such holder’s Alussa Ordinary Shares and such other rights as are granted by the Cayman Companies Act;

●	Each issued and outstanding warrant of Alussa (an “Alussa Warrant”) immediately prior to the Cayman Effective Time was exchanged for one warrant of the Issuer (a “Pubco Warrant”). Each whole Pubco Warrant entitles the registered holder to purchase one Share at a price of $11.50 per share, at any time commencing 30 days after the consummation of the Business Combination;

CUSIP No. L4135L 100	Schedule 13D	Page 6 of 11 Pages

●	Each issued and outstanding share of FREYR, each with a nominal value of, after giving effect to the Norway Demerger, NOK 0.00993, (a “FREYR Ordinary Share”) immediately prior to the effective time of the Norway Merger was exchanged for the right of the holder thereof to receive corresponding shares of Norway Merger Sub 1;

●	Each issued and outstanding share of Norway Merger Sub 1 (other than shares of Norway Merger Sub 1 held by the Issuer) immediately prior to the effective time of the Cross-Border Merger was exchanged for the right of the holder to receive 0.179038 Shares (the “Exchange Ratio”); and

●	Each issued and outstanding option or warrant of FREYR (each a “FREYR Option” and “FREYR Warrant,” respectively), after giving effect to the Norway Demerger, immediately prior to the effective time of the Norway Merger, was exchanged for the holder thereof to receive Pubco Options and Pubco Warrants, respectively, determined based on the Exchange Ratio, with the exercise price of each such Pubco Warrant and Pubco Option being equal to the exercise price of the corresponding option or warrant of FREYR in effect immediately prior to the effective time of the Norway Merger, divided by the Exchange Ratio.

Upon the consummation of the Business Combination, an aggregate of 209,196,827 FREYR Ordinary Shares were exchanged for 37,452,359 Shares, 15,000,000 FREYR preferred shares were exchanged for 1,489,500 Shares, 15,362,829 FREYR Warrants were exchanged for 2,750,528 Pubco Warrants and 4,749,792 FREYR Options were exchanged for 850,393 options of the Issuer in reliance upon the exemptions provided under Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Section 4(a)(2) of the Securities Act. Pursuant to a registration rights agreement entered into prior to the First Closing (as described below), the Issuer agreed that, within thirty (30) calendar days of the Second Closing, it will file with the Securities and Exchange Commission (the “SEC”) a resale registration statement registering the resale of certain Shares and other equity securities of the Issuer that are held by certain former shareholders of FREYR.

Additional Agreements to Effect the Business Combination

In connection with the Business Combination, several other transaction agreements were contemplated in conjunction with the Business Combination Agreement (together, with the Business Combination Agreement, the “Transaction Agreements”), including:

●	Lock-Up Agreements, dated January 29, 2021, by and among (i) certain shareholders of FREYR, (ii) the Issuer and (iii) the Sponsor (the “Lock-Up Agreement”);

●	a Registration Rights Agreement, entered into at First Closing, by and among (i) the Issuer, (ii) FREYR, (iii) the Major Shareholders and (iv) the Purchaser Representative (the “Registration Rights Agreement”);

●	a Preferred Share Acquisition Agreement, dated January 29, 2021, by and among (i) Encompass Capital Master Fund LP, BEMAP Master Fund LP Ltd. and Encompass Capital E L Master Fund L.P. (the “Company Preferred Share Transferors”), (ii) Alussa, (iii) Norway Merger Sub 1 and (iv) the Issuer (the “Preferred Share Acquisition Agreement”); and

●	Subscription Agreements, dated January 29, 201, by and among (i) Alussa, (ii) the Issuer and (iii) various investors (the “PIPE Investors”), pursuant to which such investors collectively committed to purchase 60,000,000 Shares at the Second Closing for a purchase price of $10.00 per share, representing aggregate gross proceeds of $600 million (the “Subscription Agreements”).

Set forth below is a description of each of the above agreements. Capitalized terms used in this section not otherwise defined in this Schedule 13D shall have the meanings ascribed to them in the respective agreements.

CUSIP No. L4135L 100	Schedule 13D	Page 7 of 11 Pages

Lock-Up Agreement

In connection with the Business Combination, as of the date of the Business Combination Agreement, certain FREYR shareholders, the Issuer and the Sponsor entered into Lock-Up Agreements. Pursuant to the Lock-Up Agreement, effective as of the Second Closing Date, and subject to certain limited exceptions (including with respect to the ability to pledge their shares as a part of commercial lending arrangements), the applicable FREYR shareholders and the Sponsor agreed not to transfer any Shares (including Shares issued or issuable upon the exercise of FREYR Options or FREYR Warrants exchanged into options or warrants of the Issuer), during the period commencing from the Second Closing and ending on the earliest of (a) one (1) year after the Second Closing Date, (b) a date subsequent to the Second Closing Date, if the last sale price of the Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Second Closing Date and (c) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Shares for cash, securities or other property. The FREYR shareholders who are party to a Lock-Up Agreement are permitted to sell a certain number of Shares to settle their tax liabilities.

Registration Rights Agreement

On the First Closing Date, the Issuer, FREYR, the Major Shareholders and the Purchaser Representative entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain Shares and other equity securities of the Issuer that are held by the parties thereto from time to time. Under the terms of the Registration Rights Agreement, the Purchaser Representative and the Major Shareholders, can demand that the Issuer register registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that the Issuer undertakes. Following the consummation of the Business Combination, the Issuer intends to file and maintain an effective registration statement under the Securities Act covering such securities.

Preferred Share Acquisition Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company Preferred Share Transferors entered into the Preferred Share Acquisition Agreement with Alussa, the Issuer and Norway Merger Sub 1, pursuant to which the Company Preferred Share Transferors transferred, and the Issuer agreed to acquire for Shares all of the preferred shares in Norway Merger Sub 1 held by the Company Preferred Share Transferors at the Second Closing. At Second Closing, an aggregate of 15,000,000 FREYR preferred shares were exchanged for 1,489,500 Shares under the terms of the Preferred Share Acquisition Agreement.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, Alussa entered into subscription agreements with the Issuer and the PIPE Investors, pursuant to which such investors collectively committed to subscribe to 60,000,000 Shares at the Second Closing for a subscription price of $10.00 per share, representing aggregate gross proceeds of $600 million.

The Subscription Agreements provide that, solely with respect to subscriptions by the PIPE Investors, the Issuer is required to file with the SEC, within 30 days after the consummation of the Business Combination, a shelf registration statement covering the resale of the Shares to be issued to any such PIPE Investor and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th day following the filing date thereof if the SEC notifies the Issuer that it will “review” such registration statement and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

The foregoing descriptions of the Business Combination Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Preferred Share Acquisition Agreement and the Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the Business Combination Agreement, the form of Lock-Up Agreement, the form of Registration Rights Agreement, the form of Preferred Share Acquisition Agreement and the form of Subscription Agreement filed as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, hereto and incorporated by reference herein.

CUSIP No. L4135L 100	Schedule 13D	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer.

(a), (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Transaction Agreements described in this Schedule 13D.

The Reporting Persons disclaim beneficial ownership of the securities reported herein, and neither the filing of this Schedule 13D nor any of its content shall be construed as an admission of such beneficial ownership. Membership in any group is also hereby expressly disclaimed.

As a result of the Business Combination, the Reporting Persons may be deemed to be the beneficial owner of 7,187,500 Shares of the Issuer, representing approximately 6.17% of the issued and outstanding Shares of the Issuer.

The Reporting Persons may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 7,187,500 Shares of the Issuer, representing approximately 6.17% of the issued and outstanding Shares of the Issuer.

Mr. Barcelo has sole voting and dispositive control over the Shares held by the Sponsor and may be deemed the beneficial owner of such shares. Mr. Barcelo disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Annex A beneficially owns any shares in the Issuer.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Annex A or Item 5(a).

(d)

Neither the Reporting Persons and, to the best knowledge of the Reporting Persons, no person other than the applicable investors of the Issuer described in this Schedule 13D, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Not applicable.

CUSIP No. L4135L 100	Schedule 13D	Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the execution of the Business Combination Agreement, the Issuer, the Purchaser Representative and the Shareholder Representative entered into an escrow agreement with Continental Stock Transfer & Trust Company (the “Escrow Agent”) at the First Closing and effective as of the Second Closing (the “Escrow Agreement”). Under the terms of the Escrow Agreement, the Issuer caused to be delivered to the Escrow Agent at the Second Closing the Escrow Shares (as defined in the Business Combination Agreement) (which Escrow Shares would have otherwise been deliverable to the Major Shareholders at the Second Closing), with the Escrow Shares, along with any dividends, distributions and other earnings thereon and other Escrow Property (as defined in the Business Combination Agreement), to be held by the Escrow Agent in a segregated escrow account. The portion of Shares that shall be withheld at the Second Closing for deposit in the Escrow Account was allocated among the Major Shareholders based on their respective pro rata equity interests in FREYR (as between the Major Shareholders) immediately prior to the Second Closing. The Escrow Shares shall be released from the Escrow Account 12 months after the Second Closing. The Escrow Shares shall serve as partial security for the Major Shareholders’ obligations after the Second Closing with respect to indemnification and Leakage (as defined in the Business Combination Agreement). Payments in respect of the Major Shareholders’ obligations in respect of indemnification and Leakage shall be first settled against the Escrow Shares.

The foregoing description of the Escrow Agreement does not purport to be complete.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1	Business Combination Agreement, dated as of January 29, 2021, by and among Alussa Energy Acquisition Corp., Alussa Energy Sponsor LLC, FREYR Battery, FREYR AS, ATS AS, Norway Sub 1 AS, Norway Sub 2 AS, Adama Charlie Sub and the major shareholders of FREYR AS (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Form 8-K filed by Alussa Energy Acquisition Corp. with the Securities and Exchange Commission on January 29, 2021)

Exhibit 99.2	Form of Lock-Up Agreement by and among certain shareholders of FREYR AS, FREYR Battery and Alussa Energy Sponsor LLC (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Form 8-K filed by Alussa Energy Acquisition Corp. with the Securities and Exchange Commission on January 29, 2021)

Exhibit 99.3	Form of Registration Rights Agreement by and among FREYR Battery, Alussa Energy Sponsor LLC and certain shareholders of FREYR AS (incorporated by reference to Exhibit 10.2 of Amendment No. 1 to the Form 8-K filed by Alussa Energy Acquisition Corp. with the Securities and Exchange Commission on January 29, 2021)

Exhibit 99.4	Form of Preferred Share Acquisition Agreement by and among Alussa Energy Acquisition Corp., FREYR Battery, Norway Sub 1 AS, Encompass Capital Master Fund LP, BEMAP Master Fund LP Ltd. and Encompass Capital E L Master Fund L.P. (incorporated by reference to Exhibit 10.5 of Amendment No. 1 to the Form 8-K filed by Alussa Energy Acquisition Corp. with the Securities and Exchange Commission on January 29, 2021)

Exhibit 99.5	Form of Subscription Agreement by and among Alussa Energy Acquisition Corp., FREYR Battery and various investors (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to the Form 8-K filed by Alussa Energy Acquisition Corp. with the Securities and Exchange Commission on January 29, 2021)

Exhibit 99.6	Joint Filing Agreement, dated July 19, 2021, by and between the Reporting Persons

CUSIP No. L4135L 100	Schedule 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Date: July 19, 2021	ALUSSA ENERGY SPONSOR LLC

	By:	/s/ Daniel Barcelo
	Name:	Daniel Barcelo
	Title:	Managing Member

Date: July 19, 2021	DANIEL BARCELO

	By:	/s/ Daniel Barcelo
	Name:	Daniel Barcelo

CUSIP No. L4135L 100	Schedule 13D	Page 11 of 11 Pages

ANNEX A

Alussa Energy Sponsor LLC

The Sponsor is a Delaware limited liability company with its registered office at 251 Little Falls Drive, Wilmington, Delaware 19808.

During the past five years, the Sponsor has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the Sponsor from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of the Sponsor and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with the Sponsor	Citizenship	Principal Occupation / Business Address(es)
Daniel Barcelo Managing Member	United States of America

Managing Member of Alussa Energy Sponsor LLC, 251 Little Falls Drive, Wilmington, Delaware 19808

Director of FREYR Battery, 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg

Director of Alussa Energy Acquisition Corp., 71 Fort Street, PO Box 500, Grand Cayman, KY1-1106, Cayman Islands

To the best of the Sponsor’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.